

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 12, 2022

Weilin Zhang
Chief Financial Officer
Tantech Holdings Ltd
c/o Tantech Holdings (Lishui) Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone , Lishui City
Zhejiang Province 323000
People's Republic of China

> **Re: Tantech Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed July 18, 2022**
> **File No. 001-36885**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information
Our Corporate Structure and the Operations of our PRC Subsidiaries, page 3

1.   We note that you are not a Chinese operating Company but rather a British Virgin Islands holding Company with operations conducted by your subsidiaries. Please provide, early in the Key Information section, a diagram of the Company's corporate structure.

Permissions Required from the PRC Authorities for Our Operations, page 4

2.   You state that given uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities you cannot assure that you have obtained all the permits or licenses required for conducting your business in

China. State affirmatively whether you have received all requisite permits and licenses and whether any permissions have been denied.

3.   You state that you and your PRC subsidiaries are not required to go through cybersecurity review by the Cyberspace Administration of China ("CAC"). Please explain the basis for your belief that you are not subject to the review or required to obtain prior approval of the CAC. Further, in light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Part I
Cash Flows through our Organization, page 5

4.   Please update your disclosure in this section to quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. If no distributions have been made to the holding company, please explicitly state so. In addition, to the extent you have cash management policies that dictate how funds are transferred throughout your organization please summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, affirmatively state that you have no such cash management policies in place. We also note that you have provided your subsidiaries with loans in 2019, 2020, and 2021 with principal amount of $nil, $8.3 million and $19.0 million, respectively. Please clarify which subsidiaries received such loans. Lastly, describe any restrictions and limitations on your ability to distribute earnings from the company, including subsidiaries, to the parent company and U.S. investors.

A. Selected financial data, page 6

5.   We note you have presented consolidating schedules showing Tantech Holding and your PRC/Hong Kong subsidiaries separately. However, the PRC/Hong Kong subsidiaries columns includes both wholly owned entities and the VIEs. In the amended filing and for periods where the VIE existed, the schedule should disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Item 15. Controls and Procedures

(d) Changes in internal control over financial reporting, page 119

6.   We note that you have had material weaknesses in your internal control over financial reporting since 2016 that have not been remediated. In your amended filing, please revise to clarify what specific steps remain to be completed in your remediation plan. Also, revise to disclose how long you estimate it will take to complete your remediation plan and disclose any associated material costs that you have incurred or expect to incur.

Report of Independent Registered Public Accounting Firm, page F-2

7.   The third paragraph of YCM CPA, Inc.'s report indicates that the company's 2019 consolidated financial statements were audited by another auditor. However, the other auditors' report is not included in the filing. Please amend to include a report from your other auditor that opines on the financial statements for the fiscal year ended December 31, 2019 in accordance with Item 8.A.3 of Form 20-F.

Note 3 Variable Interest Entity Statements, page F-17

8.   We note your disclosures that "[a]fter the VIE was dismantled, the Company indirectly owns 100 % of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi Automobile." Describe to us in appropriate detail the transaction whereby you dismantled your VIE structure along with how you accounted for it within your financial statements. Tell us how Wangbo is no longer a VIE under ASC 810 considering that you "indirectly" own 100% of Wangbo. Additionally, reconcile this statement with the organization chart on page 70 which shows Shanghai Jiamu Investment Management Co. Ltd. owning 100% of Wangbo.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at (202) 551-3188 or Jason Drory at (202) 551-8342 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences